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                                                                  EXHIBIT 99.B18



                                 KEMPER MUTUAL FUNDS
                            MULTI-DISTRIBUTION SYSTEM PLAN


               WHEREAS, each investment company adopting this Multi-Distribution System Plan (each a "Fund" and collectively the "Funds") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act");

               WHEREAS, Zurich Kemper Investments, Inc. and/or Dreman Value Advisors, Inc. serves as investment adviser and Kemper
          Distributors, Inc. serves as principal underwriter for each Fund;

               WHEREAS, each Fund has a non-Rule 12b-1 administrative services agreement providing for a service fee at an annual rate of up to .25% of average daily net assets;

               WHEREAS, each Fund has established a Multi-Distribution System enabling each Fund, as more fully reflected in its prospectus, to offer investors the option of purchasing shares
          (a) with a front-end sales load (which may vary among Funds) and a service fee ("Class A shares"); (b) without a front-end sales load, but subject to a Contingent Deferred Sales Charge ("CDSC") (which may vary among Funds), a Rule 12b-1 plan providing for a distribution fee, and a service fee ("Class B shares");
          (c) without a front-end sales load, but subject to a CDSC (applicable to shares purchased on or after April 1, 1996 and which may vary among Funds), a Rule 12b-1 Plan providing for a distribution fee, and a service fee ("Class C shares"); and
          (d) for certain Funds, without a front-end load, a CDSC, a distribution fee or a service fee ("Class I shares"); and

               WHEREAS, Rule 18f-3 under the 1940 Act permits open-end management investment companies to issue multiple classes of voting stock representing interests in the same portfolio notwithstanding Sections 18(f)(1) and 18(i) under the 1940 Act if, among other things, such investment companies adopt a written plan setting forth the separate arrangement and expense allocation of each class and any related conversion features or exchange privileges;

               NOW, THEREFORE, each Fund, wishing to be governed by Rule 18f-3 under the 1940 Act, hereby adopts this Multi-Distribution System Plan as follows:

               1. Each class of shares will represent interests in the same portfolio of investments of the Fund (or series), and be identical in all respects to each other class, except as set forth below. The only differences among the various classes of shares of the Fund (or series) will relate solely to:




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               3.   After a shareholder's Class B shares have been
          outstanding for six years, they will automatically convert to Class A shares of the Fund (or series) at the relative net asset values of the two classes and will thereafter not be subject to a Rule 12b-1 Plan; provided, however, that any Class B Shares issued in exchange for shares originally classified as Initial Shares of Kemper Portfolios, formerly known as Kemper Investment Portfolios (KP), whether in connection with a reorganization with a series of KP or otherwise, shall convert to Class A shares seven years after issuance of such Initial Shares if such Initial Shares were issued prior to February 1, 1991. Class B shares issued upon reinvestment of income and capital gain dividends and other distributions will be converted to Class A shares on a pro rata basis with the Class B shares.

               4. Any conversion of shares of one class to shares of another class is subject to the continuing availability of a ruling of the Internal Revenue Service or an opinion of counsel to the effect that the conversion of shares does not constitute a taxable event under federal income tax law. Any such conversion may be suspended if such a ruling or opinion is no longer available.

               5. To the extent exchanges are permitted, shares of any class of the Fund will be exchangeable with shares of the same class of another Fund, or with money market fund shares as described in the applicable prospectus. Exchanges will comply with all applicable provisions of Rule 11a-3 under the 1940 Act. For purposes of calculating the time period remaining on the conversion of Class B shares to Class A shares, Class B shares received on exchange retain their original purchase date.

               6. Dividends paid by the Fund (or series) as to each class of its shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount; except that any distribution fees, service fees, shareholder servicing fees and class expenses allocated to a class will be borne exclusively by that class.

               7. Any distribution arrangement of the Fund, including distribution fees, front-end sales loads and CDSCs, will comply with Article III, Section 26, of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

               8. All material amendments to this Plan must be approved by a majority of the members of the Fund's board, including a majority of the board members who are not interested persons of the Fund.

               Any open-end investment company may establish a Multi-Distribution System and adopt this Multi-Distribution System Plan by approval of a majority of the members of any such company's

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          governing board, including a majority of the board members who are not interested persons of such company.


          For use on or after:  April 1, 1996








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